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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

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                                SCHEDULE 14D-9
                               (Amendment No. 3)
                                (Rule 14D-101)

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         SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(D)(4)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

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                        WESLEY JESSEN VISIONCARE, INC.
                           (Name of Subject Company)

                        WESLEY JESSEN VISIONCARE, INC.
                     (Name of Person(s) Filing Statement)

                    Common Stock, Par Value $0.01 Per Share
                        (Title of Class of Securities)

                                   951018100
                     (CUSIP Number of Class of Securities)

                               EDWARD J. KELLEY
                            Chief Financial Officer
                        Wesley Jessen VisionCare, Inc.
                            333 East Howard Avenue
                          Des Plaines, IL 60018-5903
                           Telephone: (847) 294-3000

(Name, address and telephone number of person authorized to receive notice and communication on behalf of the person(s) filing statement).

[_]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

                                With a Copy to:

                             Roger S. Aaron, Esq.
                   Skadden, Arps, Slate, Meagher & Flom LLP
                               Four Times Square
                            New York, NY 10036-6522
                                (212) 735-3000

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   Wesley Jessen VisionCare, Inc., a Delaware corporation ("Wesley Jessen"), hereby amends and supplements its Solicitation/Recommendation Statement on
Schedule 14D-9 initially filed with the Securities and Exchange Commission on April 10, 2000, as amended (the "Schedule 14D-9"), relating to the tender offer by Dylan Acquisition Inc., a New York corporation ("Purchaser") and a wholly owned subsidiary of Bausch & Lomb Incorporated, a New York corporation, a New York corporation ("Bausch & Lomb"), to purchase all of the issued and outstanding common stock, par value $0.01 per share, of Wesley Jessen, including the associated rights to purchase preferred stock issued pursuant to the Rights Agreement, dated as of November 16, 1999, as amended by Amendment no. 1 to Rights Agreement, dated March 20, 2000, between Wesley Jessen and American Stock Transfer & Trust Company, as Rights Agent.

Item 8. Additional Information

   Item 8 is hereby amended and supplemented as follows:

   The following paragraph is hereby added at the end of the discussion under the sub-heading "Preferred Share Purchase Rights" as follows:

   As a result of Bausch & Lomb's extension of the expiration date of the Bausch & Lomb Offer to 12:00 midnight, Eastern time, on Friday May 12, 2000, the Wesley Jessen Board has concluded that a further deferral of such Distribution Date is appropriate and, therefore, has deferred the Distribution Date for the Rights until Bausch & Lomb's acceptance of any shares of the Wesley Jessen's Common Stock pursuant to any tender offer (including the tender offer commenced on April 3, 2000) or extension thereof.

                                   SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                   /s/ Kevin J. Ryan
                                          By: _________________________________
                                                       Kevin J. Ryan
                                                Chairman and Chief Executive
                                                          Officer

Dated: April 27, 2000

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